CERTIFICATE OF NOTIFICATION

                                  Filed by

                       CAROLINA POWER & LIGHT COMPANY

            Pursuant to order of the Securities and Exchange Commission dated December 10, 2001 in the matter of File No. 70-9989.

                   --------------------------------------

            Carolina Power & Light Company (the "Company") hereby certifies to the Securities and Exchange Commission, pursuant to Rule 24, as follows:

            1. Unless defined herein, capitalized terms in this certificate have the meanings assigned to them in the Commission's order in File No. 70-9989 dated December 10, 2001 (the "Order"). Holding Co. Act Release No. 27474.

            2. On February 2, 2002, the Company transferred the Rowan Assets to Rowan County Power, LLC in accordance with the terms and conditions set forth, and for the purposes represented, by the Company in its application in File No. 70-9989, as amended, and as stated in the Order.

            3.  Filed herewith is the following exhibit:

                Exhibit A - Opinion of the Company, dated March 12, 2002.


Dated:  March 12, 2002              CAROLINA POWER & LIGHT COMPANY


                                    By:   /s/ Thomas R. Sullivan
                                          ----------------------
                                          Thomas R. Sullivan
                                          Treasurer